                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                          -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
          -----                         -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
          -----                         -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
          -----                         -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

This Report on Form 6-K includes  materials  that make  reference  and relate in part to certain  proposed  issuances of  securities  by ALSTOM.  The  securities mentioned in these materials have not been and will not be registered  under the
United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent  registration or exemption from  registration  under the Securities Act.

These  materials are not an offer to sell  securities or the  solicitation of an offer to buy  securities,  nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful.

ENCLOSURES:

Notice of Meeting in connection with an Ordinary and Extraordinary Shareholders'
Meeting to be held on 30 June 2004 on first call and on 9 July 2004 on second call

Press release dated June 1, 2004

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: June 2, 2004                         By: /s/ Phillipe Jaffré
                                               ---------------------------------
                                               Name: Philippe Jaffré
                                               Title: Chief Financial Officer

  (THIS DOCUMENT IS A FREE TRANSLATION OF THE ORIGINAL FRENCH VERSION PUBLISHED
                                 ON 28 MAY 2004
     IN THE FRENCH LEGAL NEWSPAPER "BALO", WHICH IS AVAILABLE UPON REQUEST)

             SOCIETE ANONYME WITH A SHARE CAPITAL OF €1,320,821,965
                  HEAD OFFICE: 25, AVENUE KLÉBER - 75116 PARIS
                     REGISTRATION NUMBER: 389 058 447 PARIS

                                NOTICE OF MEETING

The  shareholders  of ALSTOM are  convened to  participate  in the  Ordinary and
Extraordinary  Shareholder's  Meeting which will be held at the head office,  25 avenue  Kléber - 75116 Paris,  on first notice on Wednesday 30 June 2004 at 9:00
a.m.  (Paris  time),  to  deliberate  on  the  following   agenda  and  proposed
resolutions.  In the event that the quorum required is not met on that date, the
General  Meeting  will be held on Friday 9 July 2004 at 2:00 p.m.  at the Espace
Grande Arche - 1 Parvis de la Defense - 92050 Paris La Defense.

                         ------------------------------
                        |     AGENDA OF THE MEETING    |
                         ------------------------------

DELIBERATING AS AN ORDINARY SHAREHOLDERS' MEETING

>> Board of Directors' report.
>> General Auditors' report on the annual accounts for the fiscal year ending on
   March 31, 2004.
>> General  Auditors'  report on the  consolidated  accounts for the fiscal year ending on March 31, 2004.
>> Approval of the non-consolidated  accounts and operations for the fiscal year ending on March 31, 2004.
>> Approval of the  consolidated  accounts  and  operations  for the fiscal year ending on March 31, 2004.
>> Appropriation of income.
>> Special Auditors' report on related party agreements.
>> Renewal of  the  appointments  of Messrs. Jean-Paul Béchat, Gérard Hauser and
   George Simpson as Directors.
>> Appointment of Mr. Pascal Colombani as Director.
>> Ratification of the transfer of the registered office.
>> Authorisation  to be given to the Board of Directors  to trade the  Company's shares.
>> Authorisation  to be given to the Board of  Directors  to modify the terms of the subordinated bonds (TITRES SUBORDONNÉS À DURÉE DÉTERMINÉE, "TSDD") issued on December 23, 2003, maturing in 2018, subscribed by the French Republic.

DELIBERATING AS AN EXTRAORDINARY SHAREHOLDERS' MEETING

>> Board of Directors' report.
>> Special Auditors' reports.
>> Decision not to liquidate  the Company  following  the loss of half the share capital.
>> Reduction in the share capital due to losses and  implemented  by a reduction in the nominal value of the shares, and related amendments to the By-laws.
>> Authorisation  to the Board of  Directors  to increase  the  Company's  share capital by a maximum of 1.2 billion euros, issue premium included, by issuing new  shares  by  allocating  preferential  subscription  rights  to  existing shareholders,  subject to the condition precedent that this Meeting adopt the twelfth, thirteenth, fifteenth and sixteenth resolutions.
>> Authorisation  to the Board of  Directors  to increase  the  Company's  share capital by a maximum of 700 million euros, issue premium included, by issuing new shares  with  waiver of  preferential  subscription  rights for  existing shareholders,  to a category  made up of  creditors,  subject to this meeting adopting the twelfth, thirteenth, fourteenth and sixteenth resolutions.
>> Authorisation  to the Board of  Directors  to increase  the  Company's  share capital by a maximum of 500 million euros, issue premium included, by issuing shares,  with a waiver  of  preferential  subscription  rights  for  existing shareholders,  to the  French  Republic  and CFDI,  subject  to this  meeting adopting the twelfth, thirteenth, fourteenth, and fifteenth resolutions.

>> Authorisation  to the Board of  Directors  to increase  the  Company's  share capital by issues reserved for members of a Company savings plan.
>> Authorisation  to the Board of Directors to grant stock options giving rights to subscribe to new shares or purchase existing shares in the Company .
>> Amendment to the By-laws  pursuant to Financial  Security Law No. 2003-176 of
   August 1, 2003.  Corresponding  modifications to Articles 7, 9, 11, 12 and 14 of the By-laws.
>> Amendment to Article 15 of the By-laws in accordance  with Article 136 of the
   Decree of March 23, 1967.
>> Authorisation to implement the decisions by the General Shareholders' Meeting and complete the formalities.

                                   *     *

                                      *

                    -----------------------------------------
                   |    TEXT OF THE RESOLUTIONS SUBMITTED    |
                   |       TO THE SHAREHOLDERS' MEETING      |
                    -----------------------------------------

RESOLUTIONS FALLING WITHIN THE POWERS OF AN ORDINARY SHAREHOLDERS' MEETING

FIRST RESOLUTION
APPROVAL OF THE NON-CONSOLIDATED ACCOUNTS AND OPERATIONS FOR THE FISCAL YEAR
ENDING ON MARCH 31, 2004

Voting according to the quorum and majority rules for Ordinary General Meetings, after reviewing the Board of Directors' report,  the statutory  auditors' report and the non-consolidated  accounts for the fiscal year ending on March 31, 2004, the  shareholders  approve the  accounts for the fiscal year ending on March 31,
2004, as drafted and presented to them.

The shareholders specifically approve the amount of non-deductible charges (Art.
39-4 of the French CODE GÉNÉRAL DES IMPÔTS) shown in the financial statements.

The shareholders  approve the operations shown in these accounts and/or referred to in the reports.

SECOND RESOLUTION
APPROVAL OF THE -CONSOLIDATED ACCOUNTS AND OPERATIONS FOR THE FISCAL YEAR
ENDING ON MARCH 31, 2004

Voting according to the quorum and majority rules for Ordinary General Meetings, after reviewing the Board of Directors' report,  the statutory  auditors' report and the consolidated  accounts for the fiscal year ending on March 31, 2004, the shareholders approve the consolidated accounts as drafted and presented to them.

The shareholders  approve the operations shown in these accounts and/or referred to in the reports.

THIRD RESOLUTION
APPROPRIATION OF INCOME

Voting according to the quorum and majority rules for Ordinary General Meetings, the  shareholders  approve  the  following  proposal  by the Board of  Directors regarding the appropriation of the loss of €1,341,046,460.19 for the fiscal year ending on March 31, 2004:

   o  €55,210,044.48 to the "new issue and contribution premiums" account, which is then reduced to zero,

   o  €1,285,836,415.71  to the  "carry  forward"  account,  where the  negative balance is then €1,289,913,214.56.

As a result,  no dividend would be paid to the  shareholders for the fiscal year ending on March 31, 2004.

As required by law, the shareholders  acknowledge that the dividends distributed for the previous three fiscal years were as follows:

 ------------------------------------------------------------------------------
|             | Number of Shares |  Dividend  |  Tax credit  |  Total Revenue  |
|             |                  |    (€)     |     (€)      |       (€)       |
|------------------------------------------------------------------------------|
| 2002/2003   |   281,660,523    |     -      |      -       |        -        |
|------------------------------------------------------------------------------|
| 2001/2002   |   215,387,459    |     -      |      -       |        -        |
|------------------------------------------------------------------------------|
| 2000/2001   |   215,387,459    |    0.55    |    0.275     |      0.825      |
 ------------------------------------------------------------------------------

FOURTH RESOLUTION
SPECIAL AUDITORS' REPORT ON RELATED PARTY AGREEMENTS

Voting according to the quorum and majority rules for Ordinary General Meetings, after  reviewing the special  auditors'  report on the agreements  falling under
Article L. 225-38 of the French  Commercial Code, the  shareholders  approve the conclusions of the report that no such  agreements  were made in the last fiscal year.

FIFTH RESOLUTION
RENEWING MR. JEAN-PAUL BÉCHAT'S APPOINTMENT AS A DIRECTOR

Voting according to the quorum and majority rules for Ordinary General Meetings, the  shareholders  agree  to  renew  Mr.  Jean-Paul  Béchat's  appointment  as a
Director,  for a period of four  years,  until the end of the  Ordinary  General
Meeting called to vote on the accounts for fiscal 2007/08.

SIXTH RESOLUTION
RENEWING MR. GÉRARD HAUSER'S APPOINTMENT AS A DIRECTOR

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders  agree to renew Mr. Gérard Hauser's  appointment as a Director, for a period of four years, until the end of the Ordinary General Meeting called to vote on the accounts for fiscal 2007/08.

SEVENTH RESOLUTION
RENEWING MR. GEORGE SIMPSON'S APPOINTMENT AS A DIRECTOR

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders agree to renew Mr. George Simpson's  appointment as a Director, for a period of four years, until the end of the Ordinary General Meeting called to vote on the accounts for fiscal 2007/08.

EIGHTH RESOLUTION
APPOINTING MR. PASCAL COLOMBANI AS A DIRECTOR

Voting according to the quorum and majority rules for Ordinary General Meetings, the shareholders  hereby appoint Mr. Pascal Colombani as a Director for a period of four years,  until the end of the Ordinary  General Meeting called to vote on the accounts for fiscal 2007/08.

NINTH RESOLUTION
RATIFICATION OF THE TRANSFER OF THE REGISTERED OFFICE

Voting according to the quorum and majority rules for Ordinary General Meetings, the  shareholders  ratify the decision taken at the Board of Directors'  meeting held on May 25,  2004 to transfer  ALSTOM's  registered  offices  from 25 avenue
Kléber,  75016 Paris,  to 3 avenue André Malraux,  92 300  Levallois-Perret,  by
December 31, 2004 and to modify accordingly Article 4 of the By- Laws .

TENTH RESOLUTION
AUTHORISATION  TO BE GIVEN TO THE  BOARD OF  DIRECTORS  TO TRADE  THE  COMPANY'S
SHARES

Voting according to the quorum and majority rules for Ordinary General Meetings, after reviewing the Board of Directors' report,  the shareholders  authorize the
Board of  Directors  pursuant  to the terms of Art.  L.  225-209 et seq.  of the
French  Commercial Code, to purchase  existing company shares up to however many shares  represent 10% of the company share capital as of March 31, 2004, i.e., a theoretical  maximum number of  105,665,757  shares,  for a theoretical  maximum aggregate purchase price of €528,328,785 based on the maximum purchase price set hereafter.

This  authorisation  may be used to regulate the market price of the shares,  to allow sale or purchase of shares  depending  on the market,  to allocate or sell shares to employees,  former  employees or corporate  officers of ALSTOM and its affiliated  companies  as defined in Art. L. 225-180 and L. 233-16 of the French
Commercial  Code, in particular  through stock option plans,  to hold the shares purchased,  or sell,  transfer or exchange  the shares  purchased  as part of or following any financial  transactions  (including  exercising rights attached to securities)  which  are  part  of the  financial  and  asset  management  of the
Company's share capital and stockholders'  equity, with particular regard to its financing  needs. The shares purchased may also be canceled under the conditions set by law.

The  purchase,  sale,  transfer  or  exchange  of these  shares  may  occur,  in accordance with the rules set by the relevant  regulatory  bodies, on or off the stock exchange, at any time, including at the time of a takeover bid, and by any means,  including block transfer,  the use or exercise of financial instruments, derivatives  and,  in  particular  through  optional  transactions  such  as the purchase and sale of put or call options.

The purchase  price may not exceed €5 per share and the selling price may not be lower  than €1 per  share,  subject  to  adjustments  relating  to  transactions affecting the Company's  share  capital.  If the Company avails itself of one of the options  offered by the third  paragraph of Art. L. 225-209,  the sale price will then be  determined  in  accordance  with the law in  effect at that  time.
Moreover,  these shares could be transferred free of charge under the conditions specified  by law,  in  particular  Article L.  443-1 ff of the  French  CODE DU
TRAVAIL.

This authorisation shall cancel and replace the authorisation granted by the its tenth resolution approved by the General  Shareholders' Meeting of July 2, 2003,
and  shall be valid  until  the next  General  Shareholders'  Meeting  called to approve the accounts for the fiscal year starting on April 1, 2004.

The  shareholders  hereby  grant  full  powers to the Board of  Directors,  with authority to delegate such powers, to make all stock market orders, and sign any agreement to carry out all formalities and make all  declarations for and to all bodies and, generally, to do all that is necessary to implement this resolution.

ELEVENTH RESOLUTION
AUTHORISATION  TO BE GIVEN TO THE BOARD OF  DIRECTORS TO MODIFY THE TERMS OF THE
FIXED TERM SUBORDINATED BONDS ("TSDD") ISSUED ON DECEMBER 23, 2003,  MATURING IN
2018, SUBSCRIBED BY THE FRENCH REPUBLIC

Voting  on the  changes  to the  terms of the TSDD  covered  by this  resolution according  to quorum and  majority  rules for  Extraordinary  General  Meetings, having reviewed the Board of Directors'  report, and noting the agreement of the
French  Republic,  sole holder of the fixed term  subordinated  bonds  issued on
December 23, 2003,  maturing in 2018 (the "TSDD"),  upon the modification of the terms of the TSDDs set forth in this resolution, the shareholders :

1.   approve the  principle  of changing  the terms of the TSDD to permit  early repayment  if the  debt  covered  by such  repayment  is used to pay up the subscription  to a capital  increase  in which the  French  Republic  would subscribed by offsetting an equivalent amount.

2.   give full powers to the Board of Directors, with power to sub-delegate,  to make the  corresponding  changes to the terms of the TSDD,  particularly in article  5, in  agreement  with the holder of the  TSDDs,  to permit  early repayment  pursuant to the conditions fixed by the present  resolution,  to obtain  the  necessary  approvals  and more  generally  take all  necessary actions.

RESOLUTIONS FALLING WITHIN THE POWERS OF AN EXTRAORDINARY SHAREHOLDERS'
MEETING

TWELFTH RESOLUTION
DECISION  NOT TO  LIQUIDATE  THE  COMPANY  FOLLOWING  THE LOSS OF HALF THE SHARE
CAPITAL

Voting  according to the quorum and  majority  rules for  Extraordinary  General
Meetings,  after  reviewing the Board of  Directors'  report,  the  shareholders acknowledge  that their  equity in the Company has dropped  below half the share capital,  as set forth in the  statutory  accounts for the fiscal year ending on
March 31, 2004, approved pursuant to the first resolution hereabove, and resolve not to liquidate the Company early.

THIRTEENTH RESOLUTION
REDUCTION IN THE SHARE CAPITAL DUE TO LOSSES,  IMPLEMENTED BY A REDUCTION IN THE
NOMINAL VALUE OF THE SHARES, AND RELATED AMENDMENTS TO THE BY-LAWS

Voting  according to the quorum and  majority  rules for  Extraordinary  General
Meetings,  after  reviewing  the  Board of  Directors'  report  and the  special statutory auditors' report, pursuant to the French Commercial Code, particularly its article L.225-204, the shareholders:

1. note that the accounts  for the fiscal year ended on March 31, 2004  approved pursuant to the first resolution hereabove, show losses of €1,341,046,460.19, which after being offset  against  total  premiums  recorded in the Company's balance  sheet,  by the  General  Meeting  pursuant  to the third  resolution hereabove, result in a negative balance carried forward of €1,289,913,214.56;

2. decide  to  reduce  the  share  capital  by  an  overall  nominal  amount  of
   [€950,991,814.80](1),   thereby   reducing  it  from   €1,320,821,965.00   to
   [€369,830,150.20](1)  to  offset  part of the  losses  recorded  in the  item
   "balance  carried  forward" in the Company balance sheet after  appropriating the  income  for the  fiscal  year  ended on March  31,  2004,  amounting  to
   [€950,991,814.80](1),  which then gives a negative  "balance carried forward"
   of [€338,921,399.76](1);

3. decide to  implement  this  reduction  in the share  capital by reducing  the nominal value of each share from €1.25 to €0.35;

4. as a  consequence  of this  reduction in the share  capital,  decide to amend
   Article 6 of the By-laws as follows:

   "ARTICLE 6 - SHARE CAPITAL
   THE SHARE  CAPITAL  IS SET AT [THREE  HUNDRED  AND SIXTY NINE  MILLION  EIGHT
   HUNDRED   AND  THIRTY   THOUSAND,   ONE   HUNDRED   FIFTY  EUROS  AND  TWENTY
   CENTS] [(€369,830,150.20)](1).

   IT IS DIVIDED INTO  [1,056,657,572](1)  SHARES,  EACH WITH A NOMINAL VALUE OF
   0.35 EUROS, OF A SINGLE CLASS AND FULLY PAID UP.

   THE SHARE  CAPITAL MAY BE INCREASED IN  ACCORDANCE  WITH THE LAW FROM TIME TO
   TIME."

5. give full powers to the Board of  Directors  to take any  necessary  measures following the share capital reduction.

(1)THE FIGURES INTO SQUARE  BRACKETS WILL BE ADJUSTED  DURING THE  SHAREHOLDERS'
MEETING TO TAKE INTO  ACCOUNT,  IF  NECESSARY,  ON THE ONE HAND THE REPAYMENT IN
SHARES  OF THE  FIXED  TERM  SUBORDINATED  BONDS  (TSDD  RA)  WHICH  WILL  OCCUR
AUTOMATICALLY  FOLLOWING THE DECISION OF THE EUROPEAN COMMISSION APPROVING THEIR
REPAYMENT  IN SHARES AND WILL  RESULT IN A SHARE  CAPITAL  INCREASE OF A NOMINAL
AMOUNT OF 300  MILLION  EUROS.  THE  FIGURES  WILL ALSO BE ADJUSTED TO TAKE INTO
ACCOUNT THE  REIMBURSEMENT  IN SHARES OF THE  SUBORDINATED  BONDS  REPAYABLE  IN
SHARES (ORA).  IN THE EVENT ALL THE TSDD RAS AND ORAS ARE  REIMBURSED IN SHARES,
THE AMOUNT OF THE SHARE  CAPITAL WOULD BE  1,756,736,285  EUROS PRIOR TO CAPITAL
REDUCTION AND 491,886,159.80 EUROS FOLLOWING CAPITAL REDUCTION.

FOURTEENTH RESOLUTION
AUTHORISATION TO THE BOARD OF DIRECTORS TO INCREASE THE COMPANY SHARE CAPITAL BY
A MAXIMUM  OF €1.2  BILLION,  ISSUE  PREMIUM  INCLUDED,  BY  ISSUING  NEW SHARES
RETAINING  THE  PREFERENTIAL  SUBSCRIPTION  RIGHTS  FOR  EXISTING  SHAREHOLDERS,
SUBJECT  TO  THIS  MEETING  ADOPTING  THE  TWELFTH,  THIRTEENTH,  FIFTEENTH  AND
SIXTEENTH RESOLUTIONS

Voting  according to the quorum and  majority  rules for  Extraordinary  General
Meetings, after reviewing the Board of Directors' report, pursuant to the French
Commercial  Code,  particularly  its  Article  L.  225-129,  and  subject to the adoption of the twelfth,  thirteenth,  fifteenth and sixteenth resolutions,  the shareholders hereby:

1. authorise the Board of  Directors,  for a period of one year from the date of this  Meeting,  to proceed  with a one-time  increase  in the  company  share capital,  by issuing  Company's  shares with the same rights as the  existing shares, except the date on which they pay a dividend;

2. decide that the total  capital  increase,  issue  premium  included,  may not exceed 1.2 billion  euros,  plus,  if  applicable,  the nominal  value of the shares to be issued,  to preserve the rights of holders of securities  giving access to the Company's share capital in accordance with legal and regulatory requirements  and  contractual  stipulations;  the  total  number  of  shares actually issued pursuant to this  authorisation  will be determined  based on the issue price fixed by the Board of Directors;

3. decide that the issue price of the shares that may be issued  pursuant to the present authorisation as fixed by the Board of Directors,  must be fully paid up at the time of subscription;

4. decide  that  the  shareholders  will  receive  an  irreducible  preferential subscription  right, under the terms required by law, for the shares that may be  issued  pursuant  to the  present  authorisation.  Also,  under the terms required  by law,  the  Board of  Directors  will  have the  option of giving shareholders  the  right to  subscribe  on a  reducible  basis to a number of shares in excess  of the  number  they may  subscribe  to on a  non-reducible basis.

   If the subscriptions made on a non-reducible  basis and, if applicable,  on a reducible  basis,  do not cover the whole issue,  under the terms required by law and in the order that it shall  determine,  the board may use one or more of the following options:

   -  freely  allocate  all or  part  of the  unsubscribed  shares  to anyone it chooses
   -  limit the amount of the  issue to  the amount of  subscriptions  received,
      as  long  as   these  come  to  at  least  three-quarters  of  the  amount originally proposed
   -  offer  all or part  of  the  unsubscribed  shares  to  the  public  on the
      French or international market;

5. decide that the Board of Directors  shall have full  powers,  under the terms required by law and within the limits  provided for above,  with the right to subdelegate  as allowed  by law,  to  implement  this  authorization,  and in particular to:

   -  set the dates and other terms of the issue,  including the issue price and the dividend enjoyment date, even retroactive, for the shares,
   -  offset expenses against the premiums if the need arises,
   -  generally, take  all  measures and  sign  all agreements  to  successfully complete the issue,
   -  carry out, if applicable,  all necessary  formalities required to list the shares  issued  pursuant to this  authorization  on the Premier  Marche of
      Euronext Paris (and if applicable, on any other regulated market),
   -  record the  completion  of the share capital  increase,  amend the By-laws accordingly and proceed with all required formalities.

FIFTEENTH RESOLUTION
AUTHORISATION  TO THE BOARD OF  DIRECTORS  TO  INCREASE  THE SHARE  CAPITAL BY A
MAXIMUM OF €700  MILLION,  ISSUE  PREMIUM  INCLUDED,  BY ISSUING NEW SHARES WITH
WAIVER OF PREFERENTIAL  SUBSCRIPTION  RIGHTS FOR EXISTING  SHAREHOLDERS,  TO THE
CATEGORY MADE UP OF CREDITORS,  APART FROM THE CFDI,  UNDER (i) THE SUBORDINATED
LOAN AGREEMENT FOR 1,563,399,105 EUROS SIGNED ON SEPTEMBER 30, 2003 (PSDD); (ii)
THE  MULTICURRENCY  REVOLVING  CREDIT AGREEMENT OF AUGUST 3, 2001, AND (iii) THE
CREDIT  AGREEMENT FOR 200 MILLION  EUROS DATED AUGUST 18, 2000,  SUBJECT TO THIS
MEETING ADOPTING THE TWELFTH, THIRTEENTH, FOURTEENTH AND SIXTEENTH RESOLUTIONS.

Voting  according to the quorum and  majority  rules for  Extraordinary  General
Meetings,  after  reviewing  the  Board of  Directors'  report  and the  special statutory  auditors'  report,  pursuant  to  the  French  Commercial  Code,  and particularly its Article L. 225-138, and subject to the adoption of the twelfth, thirteenth, fourteenth and SIXteenth resolutions, the shareholders hereby:

1. authorise the Board of  Directors,  for a period of one year from the date of this  Meeting,  to proceed with a one-time  increase in the  Company's  share capital by issuing  Company's  shares  giving the same rights as the existing shares,  except the date on which they pay a  dividend,  for a total  capital increase,  issue premium included, which may not to exceed 700 million euros, corresponding  to a maximum  of 2  billion  shares  with a  nominal  value of
   €0.35 each, (following the reduction of the nominal value as set forth in the thirteenth  resolution); the total number  of shares actually issued pursuant to this  authorisation  will be determined  based on the issue price fixed by the Board of Directors in accordance with paragraph 3 below;

2. for all  shares  issued  under the  present  resolution,  decide to waive the shareholders'  preferential  subscription  rights  for  the  benefit  of  the category made up of lenders,  other than CFDI,  under (i) the  €1,563,399,105
   subordinated   loan  agreement  of  September  30,  2003  (PSDD);   (ii)  the
   MULTICURRENCY  REVOLVING  CREDIT  AGREEMENT of August 3, 2001,  and (iii) the
   €200 million credit  agreement of August 18, 2000,  hereinafter  collectively called the "Lenders";

   Each of these  beneficiaries  may only subscribe up to the amount of the debt resulting  from the early  repayment  by  offsetting  the amounts due to them under the agreements  indicated  above, as long as, if the total requests for early  repayment  expressed  by these  persons is higher than the maximum the capital  increase  authorised by this  resolution  (premiums  included),  the requests for early repayment and corresponding  subscription would be reduced by the Board of Directors;

3. decide  that the issue  price of the shares  issued  pursuant  to the present resolution will be between 125% to 135% (inclusive) of the issue price of the shares  issued in the  share  capital  increase  pursuant  to the  fourteenth resolution and will be fixed after consideration of the theoretical  ex-right price for the share calculated on the basis of the last quoted prices for the share prior to the day of the fixation of this price. In addition, this price shall be equal  to the  issue  price of the  shares  issued  pursuant  to the sixteenth resolution.

4. decide that the Board of Directors  shall have full powers in accordance with legal  requirements,  and within the limits provided above, with the power of subdelegation, to implement this resolution, and in particular to:

   -  set the date and the other  conditions  for the issue  including the date, which  may be  retroactive,  on which the  shares to be issued  will pay a dividend,
   -  fix the list of beneficiaries for the waived subscription right within the category  defined above,  as well as the number of shares to be subscribed by each of them, on the basis of requests for early repayment made by each of them,  if  necessary,  after  reduction in their  requests if the total requests exceed 700 million euros,
   -  more  generally,  take   all  required  steps  and   sign  all  agreements
      necessary to successfully complete the issue,
   -  carry out,  where  necessary,  all  formalities  to have the shares issued pursuant to this  authorization  listed on the Premier  Marché of Euronext
      Paris (and if applicable, on any other regulated market) and
   -  record the  completion  of the share capital  increase,  amend the By-laws accordingly and proceed with all formalities required.

SIXTEENTH RESOLUTION
AUTHORISATION TO THE BOARD OF DIRECTORS TO INCREASE THE COMPANY SHARE CAPITAL BY
A MAXIMUM OF 500 MILLION EUROS,  ISSUE PREMIUM INCLUDED,  BY ISSUING NEW SHARES,
WITH WAIVER OF PREFERENTIAL  SUBSCRIPTION RIGHTS FOR EXISTING  SHAREHOLDERS,  TO
THE FRENCH REPUBLIC AND THE CFDI,  SUBJECT TO THIS MEETING ADOPTING THE TWELFTH,
THIRTEENTH, FOURTEENTH, AND FIFTEENTH RESOLUTIONS.

Voting under the quorum and majority  rules required for  Extraordinary  General
Meetings,  after  reviewing  the  Board of  Directors'  report  and the  special

statutory  auditors  report,   pursuant  to  the  French  Commercial  Code,  and
particularly its Article L. 225-138, and subject to the adoption of the twelfth, thirteenth, fourteenth and fifteenth resolutions, the shareholders hereby:

1. authorise the Board of  Directors,  for a period of one year from the date of this Meeting, to proceed with a one-time increase the Company's share capital by issuing  Company's  shares,  conferring  the same  rights as the  existing shares,  except  the date on which  they pay a  dividend,  for a total  share capital  increase,  issue  premium  included,  not to  exceed  €500  million, resulting  in the issue of a maximum of  1,428,571,428  shares with a nominal value of 0.35 euros each (after a reduction in the nominal value  pursuant to the  thirteenth  resolution);  the total  number of  shares  actually  issued pursuant to this  authorisation  will be determined  based on the issue price fixed by the Board of Directors in accordance with paragraph 3 below;

2. decide to waive the shareholders'  preferential  subscription  rights for all the shares issued pursuant to this present resolution, for the benefit of:

   -  the French  Republic,  which will have the sole right to  subscribe to the capital  increase  provided  for by the  resolution  for a  total  maximum amount,  issue  premium  included,  of 200 million  euros,  resulting in a maximum of 571,428,571 shares with a nominal value of 0.35 euros each; the payment for such  subscription  will be made by  offsetting  the Company's debt obligation for the 200 million euros in fixed term subordinated bonds issued by the Company on December 23, 2003;

   -  the CFDI,  which will have the right to subscribe to the capital  increase provided for by the resolution for a total maximum  amount,  issue premium included,  of 300 million  euros,  resulting  in a maximum of  857,142,857 shares with a nominal value of €0.35 each;  payment for such  subscription will be made by offsetting the Company's debt for 300 million euros of the subordinated  loan for  €1,563,399,105  ("PSDD")  of  September  30,  2003 entered into with the Company;

3. decide  that the issue  price of the shares  issued  pursuant  to the present resolution will be between 125% to 135% (inclusive) of the issue price of the shares  issued in the  share  capital  increase  pursuant  to the  fourteenth resolution and will be fixed after consideration of the theoretical  ex-right price for the share calculated on the basis of the last quoted prices for the share prior to the day of the fixation of this price. In addition, this price shall be equal to the  subscription  price for the shares issued  pursuant to the fifteenth resolution;

4. decide that the Board of Directors shall have full powers,  with the right to subdelegate according to legal requirements, up to the limits provided above, to implement this authorisation, and in particular, to:

   -  set  the  date  and  the  other  terms  and   conditions  for  the  issue,
      particularly  the issue price pursuant to the conditions  described above, the date which may be  retroactive,  on which the shares issued will pay a dividend,
   -  offset expenses against the premiums if the need arises,
   -  more  generally,  take all steps and sign all  agreements  necessary for the successful completion of the proposed issue,

   -  carry out,  where  necessary,  all  formalities  to have the of the shares issued  pursuant to this  authorization  listed on the  Premier  Marche of
      Euronext Paris (and if applicable, on any other regulated market),
   -  establish the statement of account required by article D 166 of Decree No.
      67-236  of March  23,  1967,  to pay up the  subscription  of the  capital increase by  offsetting it against  certain,  payable and due debts of the subscriptions to the capital increase,
   -  record the  completion  of the share capital  increase,  amend the By-laws accordingly and proceed with all publications, as required.

SEVENTEENTH RESOLUTION
AUTHORISATION  TO THE BOARD OF DIRECTORS TO INCREASE THE COMPANY'S SHARE CAPITAL
BY ISSUES RESERVED FOR MEMBERS OF A COMPANY SAVINGS PLAN

Voting  according to the quorum and  majority  rules for  Extraordinary  General
Meetings,  after  reviewing  the  Board of  Directors'  report  and the  special statutory  auditors report, in accordance with the provisions,  on the one hand, of art.  L. 443-1 et seq.  of the Work Code and,  on the other,  the  Commercial
Code, particularly its Art. L. 225-138-IV, the shareholders:

1. authorise the Board of Directors  for a period of twenty-six  months from the date  of  this  meeting,  to  increase  the  share  capital,  on one or  more occasions,  by a maximum  nominal amount of 66,040,000  euros, by issuing new shares and/or other securities in euros or any other currency,  giving access to the Company's share capital, reserved for members of a savings plan of the
   Company and/or of its affiliated  companies and economic  interest  groups as defined under Art. L. 225-180 and Art. L. 233-16 of the Commercial Code;

2. for  the  benefit  of  these  members,  decide  to  waive  the  shareholders'
   preferential  subscription  rights to the shares or other  securities  giving access to the share capital issued pursuant to this authorisation, and to the company shares to which the securities issued pursuant to this  authorisation give right;

3. decide  that  the  issue  price  of  the  shares  issued   pursuant  to  this
   authorisation shall not be more than 20% lower than the average company share prices  during the twenty  trading days  preceding  the decision  setting the subscription  opening date, or higher than that average;  the features of the other  securities  giving  access to the  Company's  share  capital  shall be determined by the Board of Directors  under the  conditions  laid down by the rules and regulations;

4. decide that the Board of  Directors  may provide for the free  allocation  of shares or other  securities  giving  access to the Company's  share  capital, within the limits of the provisions of Art. L. 443-5 of the Work Code;

5. decide that the Board of Directors  will have full powers,  with authority to subdelegate such powers within legal limits, to implement this  authorisation within the limits and under the conditions mentioned above, and in particular to:

   -  determine the companies whose employees and corporate  officers,  as the case may be, may participate in the issues;
   -  fix the conditions to be met by the beneficiaries;
   -  fix the terms and conditions of each issue and particularly the amount and terms of the securities to be issued, the issue price, the date (which may be retroactive)  on which the shares to be issued will pay dividends,  the method  and  schedule  of  payment of the issue  price,  the  subscription period, the deadline given to the subscribers to pay up their shares;
   -  decide if the securities can be subscribed  directly or indirectly through mutual funds or other entities permitted by current laws or regulations;
   -  record the  completion of the share capital  increases in accordance  with
      the  amount  of  shares   actually   subscribed   and  amend  the  By-laws
      accordingly;
   -  enter    into   any    agreements,   carry   out,   directly   through   a
      representative, any operations and formalities;
   -  offset expenses against the amount of the premiums if the need arises;
   -  take  any  measures  necessary  to  complete   the  issues,  carry out all
      formalities  following  the capital  increases  and generally  do whatever is necessary;

6. decide that this authorisation cancels the authorization granted to the Board of Directors by the eighth resolution  approved by the General  Shareholders'
   Meeting of November 18, 2003.

EIGHTEENTH RESOLUTION
AUTHORISATION  TO THE BOARD OF DIRECTORS TO GRANT STOCK OPTIONS GIVING RIGHTS TO
SUBSCRIBE TO NEW SHARES OR PURCHASE EXISTING SHARES IN THE COMPANY

Voting  according to the quorum and  majority  rules for  Extraordinary  General
Meetings,  after  reviewing  the  Board of  Directors'  report  and the  special statutory auditors report, the shareholders:

1. authorise the Board of  Directors,  under the  conditions  set out in Art. L.
   225-177 to L.225-185 of the  Commercial  Code,  for a period of  thirty-eight months  from this  date,  to grant,  on one or more  occasions,  to  selected corporate  officers and employees of the Company and of companies or economic interest  groups  affiliated to the Company under the  conditions  set out in
   Art. L.  225-180 of the  Commercial  Code,  stock  options  giving  rights to subscribe  new shares to be issued by the  Company,  or to purchase  existing shares in the Company  resulting from Company share redemptions in accordance with legal requirements;

2. decide  that the total  number of  options  which may be  granted  under this authorisation,  shall not give the right to  subscribe  or  purchase  a total number of shares in excess of 5% of the  Company's  share capital on the date of grant of the options,  and taking into account all options already granted pursuant to this resolution, exercisable but not yet exercised;

3. acknowledge  that  this  authorisation  implies  the  express  waiver  by the shareholders  of their  preferential  subscription  rights to the shares that will be issued as and when stock options are exercised for the benefit of the beneficiaries of the stock options giving right to subscribe new shares;

4. decide that the subscription  price for the new shares and the purchase price for the existing  shares will be fixed by the Board of Directors  and may not be less than the average opening price of the shares on the PREMIER MARCHÉ of
   Euronext  Paris during the twenty  trading days preceding the day the options are issued;

5. decide, in addition,  that the purchase price for existing shares, may not be less  than the  average  purchase  price of  shares  held by the  Company  in accordance  with Art. L. 225-208 and/or L. 225-209 of the Commercial  Code on
   the date the options are issued;

6. decide  that the  period  for  exercising  the  options  set by the  Board of
   Directors shall be no longer than 10 years from the date of issue;

7. decide  that the  Board of  Directors  will have full  powers  with  right to sub-delegate  within  the legal  limits,  to  implement  this  authorisation, pursuant to legal requirements, in particular, to:

   -  determine  the   terms  for  issuing   and  exercising  the  options,  and
      determining the list of the beneficiaries for the options;
   -  determine the period(s)  during which  the options  may be exercised  and, if  necessary,  the  applicable  lock in  periods  for  all or part of the shares;
   -  set the  date,  which  may  be  retroactive,  on  which   the  new  shares
      resulting from these options being exercised will pay dividends;
   -  decide  the  conditions  for any  adjustment  to the  subscription  price,
      purchase  price  and  the  number  of  shares   subscribed  or  purchased,
      particularly pursuant to current regulations in effect;
   -  authorise  a   temporary   suspension  to  exercising   the  options,   if
      financial  transactions or  transactions on the  securities of the Company are carried out;
   -  change the terms at a later  date,  in  particular  to limit,  restrain or prohibit  the  exercise  of the  options  during  certain  periods or from certain events;  its decision may include all or some of the options,  and concern all or certain beneficiaries;
   -  if necessary,  offset the  share  capital  increase  expenses  against the amount of the premiums for such increases;
   -  carry out all acts and  formalities to record the share capital  increases resulting  from the  exercise of stock  options,  to amend the By-laws and generally take all necessary measures;

8. instruct the Board of Directors to inform each annual General  Meeting of the transactions completed pursuant to this authorisation.

This  authorisation  cancels the unused portion of the authorization  granted to the Board of Directors  by the  Shareholders'  Meeting of July 24, 2001,  by the
seventeenth resolution to grant stock options.

NINETEENTH RESOLUTION
AMENDMENT TO THE BY-LAWS IN ACCORDANCE WITH FINANCIAL  SECURITY LAW NO. 2003-176
OF AUGUST 1, 2003. CORRESPONDING  MODIFICATIONS TO THE ARTICLES 7, 9, 11, 12 AND
14 OF THE BY-LAWS.

Voting  according to the quorum and  majority  rules for  Extraordinary  General
Meetings,  after  reviewing the Board of  Directors'  report,  the  shareholders decide  to amend  the  By-laws  in  accordance  with the  provisions  of  French
Financial  Security  Law  No.  2003-176  of  August  1,  2003.  Therefore,   the
shareholders decide to amend the following articles, as follows:

   o  ARTICLE  7  -  NATURE  AND  FORM OF  SHARES -  OBLIGATION  TO  NOTIFY  THE
      COMPANY IF HOLDINGS EXCEED CERTAIN LEVELS SET IN THE BY-LAWS

      The second and sixth  paragraphs are changed to reduce  deadline to inform the Company to five trading days, and now read as follows:

      Second paragraph
      CURRENT TEXT:
      "In  addition  to the legal  obligation  to notify the  Company of certain shareholding  levels, any individual or legal entity acquiring a number of shares in the Company giving a shareholding  equal to or in excess of 0.5%
      of the total  number of shares  issued  must notify the Company by letter, fax or telex of the  total  number  of  shares  that he  possesses  within fifteen  days of this  threshold  being  exceeded.  Notification  is to be repeated under the same  conditions  whenever an additional 0.5% threshold is exceeded, up to and including a threshold of 50%."

      NEW TEXT:
      "In  addition  to the legal  obligation  to notify the  Company of certain shareholding  levels, any individual or legal entity acquiring a number of shares in the Company giving a shareholding  equal to or in excess of 0.5%
      of the total  number of shares  issued  must notify the Company by letter, fax or telex of the total number of shares that he  possesses  within five trading  days of this  threshold  being  exceeded.  Notification  is to be repeated under the same  conditions  whenever an additional 0.5% threshold is exceeded, up to and including a threshold of 50%."

      Sixth paragraph
      CURRENT TEXT:
      "Any shareholder whose shareholding falls below one of the above-mentioned thresholds is also under an  obligation  to notify the Company  within the same length of time of fifteen days and by the same means."

      NEW TEXT:
      "Any shareholder whose shareholding falls below one of the above-mentioned thresholds is also under an  obligation  to notify the Company  within the same length of time of five trading days and by the same means."

   o  ARTICLE 9 - BOARD OF DIRECTORS

      The first sentence of the fist paragraph is modified as follows:

      CURRENT TEXT:
      "The Company shall be managed by a board of directors comprising a minimum of four (4) and a maximum of eighteen (18) members,  save that in the case of a merger this number may be exceeded under the conditions  provided for by the Law."

      NEW TEXT:
      "The Company shall be managed by a board of directors comprising a minimum of four (4) and a maximum of eighteen (18) members, subject to derogations provided for by Law."

   o  ARTICLE 11 - POWERS OF THE BOARD - RESPONSIBILITIES

      The second sentence of the third paragraph is modified as follows:

      CURRENT TEXT:
      "Each director  receives all  information  required for the performance of his  duties  and can  obtain  disclosure  of all  documents  that he deems necessary."

      NEW TEXT:
      "The President or the Chief Executive  Officer is required to provide each
      director  with  all  the  documents  and  information   required  for  the
      performance of his duties."

   o  ARTICLE 12 - PRESIDENT  -  CHIEF EXECUTIVE OFFICER  - DELEGATED  EXECUTIVE
      OFFICER(S)

      The first sentence of the first  paragraph of section 1 is deleted and the second sentence of this paragraph is modified as follows:

      CURRENT TEXT:
      "The  president  of  the  board  of  directors  represents  the  board  of directors.  He organises and directs its work and is accountable for it to the shareholders' meeting."

      NEW TEXT:
      "The  president of the board of directors  organises  and directs its work and is accountable for it to the shareholders' meeting."

   o  ARTICLE 14 - AUDITORS

      The second and fourth paragraphs are modified as follows:

      Second paragraph
      CURRENT TEXT:
      "Auditors may be re-elected."

      NEW TEXT:
      "Auditors may be re-elected under the conditions defined by Law."

      Fourth paragraph
      CURRENT TEXT:
      "The auditors are called to attend the board  meeting which  finalises the
      accounts  for  the  preceding   financial  year,  and  all   shareholders'
      meetings."

      NEW TEXT:
      "The  auditors are called to attend all the board  meetings  which examine and finalise the annual or intermediary  accounts,  and all  shareholders'
      meetings."

TWENTIETH RESOLUTION
AMENDMENT TO  ARTICLE 15 OF  THE BY-LAWS IN  ACCORDANCE  WITH ARTICLE 136 OF THE
DECREE OF MARCH 23, 1967

Voting  according to the quorum and  majority  rules for  Extraordinary  General
Meetings,  having  reviewed the Board of  Directors'  report,  the  shareholders decide to amend Article 15 of the By-laws to comply with the  provisions of Art.
136 of the decree of March 23, 1967,  as amended by Art.  38-II of the decree of
May 3,  2002.  Consequently,  they  decide to amend the third  paragraph  of the second paragraph of Article 15 of the By-laws as follows:

   o  ARTICLE 15 - CONDUCT OF GENERAL MEETINGS
      2. Admission and representation
      Third paragraph:

      CURRENT TEXT:
      "Any shareholder who has voted by  correspondence or designated a proxy by
      presenting  a  certificate  of  immobilisation   delivered  by  the  share
      depositary,  may  nevertheless  sell all or part of the shares by which he has  cast his  vote or his  designation,  provided  that he  notifies  the issuing company of the elements allowing his vote or proxy to be cancelled or to modify the number of shares and  corresponding  votes, no later than noon on the day prior to the Meeting."

      NEW TEXT:
      "Any shareholder who has voted by  correspondence or designated a proxy by
      presenting  a  certificate  of  immobilisation   delivered  by  the  share
      depositary,  may  nevertheless  sell all or part of the shares by which he has  cast his  vote or his  designation,  provided  that he  notifies  the elements  allowing  his vote or proxy to be  cancelled  or to  modify  the number of shares and  corresponding  votes, no later than 3.00 p.m. on the day prior to the Meeting  pursuant  to art.  136 of the Decree of 23 March
      1967."

TWENTY-FIRST RESOLUTION
POWER TO IMPLEMENT THE GENERAL  SHAREHOLDERS'  MEETING'S  DECISIONS AND COMPLETE
THE FORMALITIES

Voting  according to the quorum and  majority  rules for  Extraordinary  General
Meetings,  the  shareholders  hereby  give full  authority  to the  holder of an original, copy or extract of the minutes of this Meeting to perform all legal or administrative  formalities  and  to  proceed  with  all  required  filings  and publications.

                                     ***
                                      *

Requests for inclusion of additional resolutions in the Agenda of the meeting by shareholders  fulfilling  the  requirements  of Article  128 of the decree of 23
March  1967,  must,  in  accordance  with  the  law,  be  sent  to  the  Company headquarters, by recorded mail within 10 days from the date of this publication.
*(SEE BELOW)

Every  shareholder,  irrespective of the number of shares held, has the right to attend the  shareholders'  meeting.  A  shareholder  can be  represented  at the meeting either by his/her spouse or another shareholder.

In order to  attend  the  shareholders'  meeting,  to vote by mail or by  proxy, holders of registered  shares must be  registered  in the Company's  register at least  one day  prior  to the date of the  meeting.  Such  shareholders  are not required to fulfil any  formalities  and will be  admitted  to the meeting  upon proof of their  identity.  Voting forms will be sent to all owners of registered shares.

Holders of bearer shares must obtain,  at least one day prior to the meeting,  a bearer share blocking  certificate  from the authorised  financial  intermediary with whom his/her shares are deposited,  indicating  that the shares are blocked until completion of the meeting.

In addition,  such holders of bearer  shares may request a voting form from this financial  intermediary from the financial  institution mentioned hereunder (BNP
Paribas) in order to vote by mail or by proxy.

The bearer share blocking  certificate and the voting form should be sent to BNP
PARIBAS Securities Services - GIS Emetteurs,  les Collines de l'Arche,  92057 La
Défense Cedex.

Votes by mail will only be valid if the  correctly  completed  voting  forms are received  by the  above-mentioned  bank or by the  Company,  at least three days prior to the date of the meeting.

In this  Annual  General  meeting,  shareholders  voting by means of  electronic telecommunication has not been implemented and no specific site (as provided for in article 119 of the French Decree nº 67-236) will be created for this purpose.

                                                       The Board of Directors.

* NOTE (FOR INFORMATION OF NON-FRENCH SHAREHOLDERS):

One or several  shareholders holding shares representing at least €6,529,383,575 of the  Company's  share  capital as provided by article 128 of the decree of 23
March  1967  as  amended,  or  a  duly  qualified  association  of  shareholders fulfilling  the  conditions  set  forth by  article  L.  225-120  of the CODE DE
COMMERCE may propose additional resolutions to be voted on at the meeting. Proof of possession or  representation  of  shareholdings in this amount in respect of registered  shares is made by reference to the Company's  share  register or, in respect of bearer shares, by deposit of blocking  certificates obtained from the authorised financial intermediary at the address notified above.

The text of the proposed  resolution  and a brief  explanation of the motive for such proposal must  accompany all proposals for additional  resolutions.  If the resolution is related to the proposal of a candidate for the Board of Directors, such proposal must, in accordance with the law, include:

   o  surname, Christian names and age of the candidate

   o  references and professional experience during the last five  years as well as positions held in other companies

   o  positions held in the Company

   o  number of shares held in the Company, in registered and bearer forms.

                                  *        *

                                      *

                                                                     1 June 2004

                                  PRESS RELEASE

ALSTOM's  core banks have  committed  to  underwrite  €1 billion of the  capital increase  with  preferential  subscription  rights which will be  submitted  for shareholders at the Group's Ordinary and Extraordinary Annual General Meeting to
be held on 9 July 2004.

ALSTOM has also launched the syndication of a bonding  facility for a maximum of
€8 billion  which  should  cover the  Group's  commercial  needs for the next 24 months.  ALSTOM's core banks have already  confirmed that they will provide €6.6 billion of this new facility,  corresponding  to  approximately 18 months of new bonding.

Press relations:      S. Gagneraud / G. Tourvieille
                      (Tél. +33 1 47 55 25 87)
                      internet.press@chq.alstom.com

Investor relations:   E. Chatelain
                      (Tél. +33 1 47 55 25 33)
                      Investor.relations@chq.alstom.com